Exhibit 99.1

N E W S      R E L E A S E

Siyata Mobile Receives USD $1.6M Purchase Order for Tier 1 U.S. Cellular Carrier

Vancouver, BC – December 14, 2020 – Siyata Mobile Inc. (NasdaqCM: SYTA, SYTAW) (“Siyata” or the “Company”) is pleased to announce it has received a purchase order of USD $1.6 million for devices within the in-vehicle category of its 4G/LTE portfolio for a leading U.S. cellular carrier.

Marc Seelenfreund, CEO of Siyata, stated, “We are very pleased to receive this purchase order which is expected to be fulfilled within the first quarter of fiscal year 2021. With carrier approvals, sales teams and multiple large scale distribution channels secured throughout 2020, we believe that we are strongly positioned to benefit from the generational shift of enterprises and first responders transitioning from land mobile radio to cellular networks for their communication.”

About Siyata

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for maximum cellular signal strength possible.

Visit www.siyatamobile.com and http://www.unidencellular.com/ to learn more.

On Behalf of the Board of Directors of:

SIYATA MOBILE INC.

Marc Seelenfreund

CEO

Investor Relations:

Trevor Brucato, Managing Director

RBMG (RB Milestone Group LLC)

info@rbmilestone.com

Sales Department:

Glenn Kennedy, VP Sales

Siyata Mobile Inc.

416-892-1823

glenn_kennedy@siyatamobile.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Siyata is using forward-looking statements in this press release when it discusses the expected timing of the fulfillment of the purchase order and the belief that with carrier approvals, sales teams and multiple large scale distribution channels secured throughout 2020, that Siyata is strongly positioned to benefit from the generational shift of enterprises and first responders transitioning from land mobile radio to cellular networks for their communication. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.